

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

Alexander P. Oxman
Chief Financial Officer
Iron Spark I Inc.
125 N Cache St.
2nd FL., Box 3789
Jackson, WY 83001

> **Re: Iron Spark I Inc.**
> **125 N Cache St.**
> **2nd Floor, Box 3789**
> **Jackson, WY 83001**

Dear Alexander P. Oxman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction